P.E.
5-31-02

02038274

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

RECEIVED JUN 11 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of shareholders (the "Meeting") of **Minefinders Corporation Ltd.** (the "Company") will be held on Thursday, June 13, 2002 in the Windsor Room of the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2001;

2. To set the number of directors at five;

3. To elect directors for the ensuing year;

4. To appoint BDO Dunnwoody LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To authorize the Company to undertake future equity and debt financings;

6. To approve an amendment to the Company's stock option plan dated January 23, 1998 and amended April 23, 2001 (together the "Plan") by increasing the number of shares which will be available for purchase pursuant to options granted under the Plan by an additional 1,397,114 shares; and

7. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 6th day of May, 2002.

BY ORDER OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

of

MINEFINDERS CORPORATION LTD.

to be held on

THURSDAY, JUNE 13, 2002

MANAGEMENT INFORMATION CIRCULAR

MINEFINDERS CORPORATION LTD.
P.O. Box 10105, Pacific Centre
Suite 1820 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Website: http://www.minefinders.com

(all information as atMay 6, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Minefinders Corporation Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 13, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, of Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares, which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to CIBC Mellon Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered**

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company in care of 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the

Meeting. At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice, the Company was authorized to issue an unlimited number of common share, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 25,666,740 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

The directors of the Company have fixed May 6, 2002 as the record date for the determination o f shareholders entitled to receive the Notice of Meeting. Accordingly, shareholders recorded, or entitled to be recorded, on the shareholders' list pursuant to the *Business Corporations Act* (Ontario) (the "Act") in connection with the Meeting on May 6, 2002, shall be entitled to vote thereat, except to the extent that subsequent transferees become entitled to vote by complying with the requirements of subsection (2) of Section 100 of the Act.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Echo Bay Mines Ltd. (1)	3,875,000	15.1%

(1) Robert L. Leclerc, a director of the Company, is Chairman and Chief Executive Officer of Echo Bay Mines Ltd.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation (1)	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Mark H. Bailey President and CEO	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$176,907 $169,650 $178,830	75,000 160,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Tench Page VP, Exploration	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$146,480 $145,780 $140,334	75,000 40,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1) These monies were paid pursuant to consulting agreements. Refer to "Management Contracts" for further particulars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Mark H. Bailey	November 7, 2001	75,000	32.6%	$1.50	$1.50	November 7, 2006
Tench Page	November 7, 2001	75,000	32.6%	$1.50	$1.50	November 7, 2006

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Mark H. Bailey	Nil	N/A	942,500 / Nil	$196,500 / Nil
Tench Page	Nil	N/A	640,000 / Nil	$136,000 / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2001, the most recently completed fiscal year end, was $1.75.

Termination of Employment, Change in Respo nsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers directly, however, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of which the Named Executive Officers are principals.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2001.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 175,000 common shares to directors.

MANAGEMENT CONTRACTS

Under the terms of a consulting agreement effective August 15, 1997, and amended September 23, 1997, (the "Agreement"), between the Company and M.H. Bailey & Associates, L.L.C. ("M.H. Bailey"), a private Nevada company of which Mark Bailey, the President, Chief Executive Officer and a director of the Company, is a principal, the Company agreed to pay M.H. Bailey a monthly retainer of US$9,500 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Bailey to act, at the request of the directors, as a director and/or officer of the Company, plus a daily rate of US$400 per day in excess of 20 days per month. The Agreement was for an initial term of two years, and thereafter renewable for successive one year terms. The Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if M.H. Bailey terminates the Agreement within 30 days of learning of the change of control, M.H. Bailey shall be entitled to liquidated damages in an amount equal to 24 months of its monthly retainer.

Under the terms of a consulting agreement effective August 15, 1997, and amended September 23, 1997, (the "Consulting Agreement"), between the Company's subsidiary, Minefinders (USA) Inc. ("USA"), and Sierra Timber and Gold Corp. ("Sierra"), a private Nevada company of which Tench Page, Vice President, Exploration of the Company, is a principal, USA agreed to pay Sierra a monthly retainer of US$7,500 for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Page to act, at the request of the directors, as a director and/or officer of USA, plus a daily rate of US$400 per day in excess of 20 days per month. The Consulting Agreement was for an initial term of two years, and thereafter renewable for successive one year terms. The Consulting Agreement may be terminated on 60 days' advance written notice, and if there is a change of control of the Company, and if Sierra terminates the Consulting Agreement within 30 days of learning of the change of control, Sierra shall be entitled to liquidated damages in an amount equal to 24 months of its monthly retainer.

Otherwise, management functions of the Company are substantially performed by employees of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last comp leted fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the Act.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company [(1)] and Place of Residence [(3)]	Principal Occupation [(2) (3)]	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [(3)]
Mark H. Bailey [(4)] President, Chief Executive Officer and a director of the Company. *United States of America*	Business Executive; President and Chief Executive Officer of the Company since 1995; President of M.H. Bailey & Associations, L.L.C., Consulting Geologists.	July 27, 1995	69,800
James Martin Dawson [(4)] Director of the Company. *Canada*	Business Executive; President of Dawson Geological Consultants from 1985.	March 18, 1996	10,000
H. Leo King[(4)] Director of the Company. *Canada*	Geologist; Manager of International Barytex Corp.	May 15, 1996	14,000
Robert L. Leclerc Director of the Company. *United States of America*	Business Executive; Chairman and Chief Executive Officer of Echo Bay Mines Ltd.	March 27, 1997	46,000
Paul C. MacNeill Corporate Secretary and a director of the Company. *Canada*	Partner, Campney & Murphy, Barristers and Solicitors.	September 15, 1995	257,700

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4) Members of the Company's Audit Committee.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's board of directors (the "Board") is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the Ontario *Business Corporations Act.*

The Board meets on a regular basis.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, three of the Company's five existing and proposed directors are unrelated. The related directors of the Company are Mark Bailey, the President and Chief Executive Officer of the Company, and Paul MacNeill, the Corporate Secretary of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has one committee, namely the Audit Committee, which is comprised of a majority of unrelated directors. The Audit Committee and its mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the Chief Executive Officer and the independent auditor to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditor to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending December 31, 2001, the Audit Committee met once and was composed of Mark Bailey, James Martin Dawson and H. Leo King, all of whom are unrelated directors, except for Mark Bailey, the President and Chief Executive Officer of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on November 29, 1993.

SPECIAL BUSINESS

Future Equity and Debt Financings

The Company from time to time investigates opportunities to raise financing on advantageous terms. It is possible the Company will undertake one or more financings over the next year structured as the private placement of securities.

Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise by the private placement of securities. However, the TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the follow additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a 12 month period following the date shareholder approval is given; and

(d) it must comply with the private pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

The TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required. The Company's issued and outstanding share capital is currently 25,666,740 common shares. The Company proposes that the maximum number of shares issued or subject to issuance under one or more private placements in the 12 month period commencing June 13, 2002, would not exceed 25,666,740 shares in the aggregate, or 100% of the Company's issued and outstanding share capital as at May 6, 2002.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its shareholders to pass an ordinary resolution in the following terms:

> "Resolved, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12 month period commencing June 13, 2002 of such number of securities that would result in common shares of the Company being issued or issuable aggregating up to 100% of the number of issued and outstanding Common shares as at May 6, 2002, being the date of the Management Information Circular describing the advance approvals and as more particularly described in and subject to restrictions described in the Company's Management Information Circular dated May 6, 2002, be and is hereby approved."

The directors of the Company believe the passing of this ordinary resolution is in the best interests of the Company and recommend that shareholders vote in favour of it. If the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

Any ordinary resolution requires the approval of a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

Approval of Amendment to Stock Option Plan

Under the Company's stock option plan dated January 23, 1998 and amended April 23, 2001 (together the "Plan"), the Company was permitted to grant stock options under which up to 3,736,234 common shares could be purchased. As at April 16, 2002, the Company had a closing reserve balance, being the Plan ceiling minus stock options exercised to date, of 3,256,234, and outstanding stock options under the Plan under which up to 2,642,500 common shares could be purchased. As a result, the Company has only 613,734 options currently available for new grants. On April 17, 2002, the directors of the Company approved, subject to TSX and shareholder approval, a further amendment to the Plan to increase the number of common shares which could be purchased under the Plan by an additional number of shares, representing 20% of the Company's issued and outstanding shares. Based on an issued and outstanding share capital of 25,666,740 as at the close of April 23, 2002, the amended Plan (the "Amended Plan") ceiling will be 5,133,348 shares.

Regulatory Requirements

For the purposes of this Information Circular, the term "Insider" has the meaning given to that term in Section 1(1) of the British Columbia *Securities Act*, where Insider is defined to mean:

(a) a director or senior officerof the Corporation;

(b) a director or senior officer of a person that is itself an insider of subsidiary or the Corporation;

(c) a person that has:

  (i) a direct or indirect beneficial ownership of,

  (ii) control or direction over, or

  (iii) a combination of direct or indirect beneficial ownership of and of control or direction over

  securities of the Corporation carrying more than 10% of the voting rights attached to all the Corporation's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution , or

(d) the Corporation itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

Disinterested shareholder approval is required by the TSX where a proposed share compensation arrangement, together with all of the Corporation's other previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

The TSX also requires any amendment to a stock option plan or to any option within or outside a plan to be cleared with the Exchange.

Insiders of the Corporation will participate in the Amended Plan. The insiders, as a group, have the majority of optioned shares allocated under the original Plan and, as a group, hold or may hold stock options for a number of shares exceeding 10% of the outstanding issue.

Shareholder Approval

As described under "Regulatory Requirements" above, the proposed amendment to the Plan to increase the Plan ceiling must be approved generally by shareholders of the Company. Since certain of the optionees are insiders of the Company, and the Insiders, as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options thereunder must also be approved by a majority of votes cast by disinterested shareholders (which term includes insiders to whom shares may be issued pursuant to the share compensation arrangement and associates of such insiders) at a shareholders' meeting.

Management is asking shareholders, as a group, excluding votes held by interested shareholders and their associates, to approve the Amended Plan, the grants of stock options thereunder, and to approve the resolutions:

> "Whereas, as at April 17, 2002, the Board of Directors approved a further amendment of the Company's Stock Option Plan dated January 23, 1998 and amended April 23, 2001, to increase the maximum number of shares issuable pursuant to stock options granted thereunder from 3,736,234 shares to 5,133,348 shares;
>
> And whereas the Company wishes to secure such general and specific approvals for the adoption of such amendment and the granting of incentive stock options thereunder as is or may be required by the TSX;
>
> Resolved that:
>
> 1. the maximum number of shares reserved for issuance of stock options granted under the Company's stock option plan (the "Plan") dated January 23, 1998 (as amended) be increased to 5,133,348 shares, and the Plan be amended to effect such increase;
>
> 2. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling option holders to purchase up to an additional 1,397,114 common shares of the Company;
>
> 3. the granting of stock options to insiders which has resulted in, or could result, at any time, in:
>
>   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue, or
>
>   (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue, or

(c) the issuance to any one insider and such insider's associates, with a one-year period, of a number of Shares exceeding 5% of the Company's issued and outstanding share capital,

be, and it is hereby approved;

4. the board of directors, by resolution, be authorized to make such amendments to the Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5. any one or more of the directors or senior officers of the Comp any be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

As of May 6, 2002, the Company had a total of 25,666,740 common shares issued and outstanding. To the best knowledge of management, insiders who have an interest in the resolution, and their associates, beneficially own a total of 416,400 common shares. Accordingly, the total number of shares held by disinterested shareholders will total 25,250,340.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Mark H Bailey"
Mark H. Bailey
President and Chief Executive Officer

SCHEDULE "A"

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The the Board as a whole has the responsibility for succession planning as it relates to senior management. The Board as a whole monitors the performance of senior management generally. The Board also reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Only Mark Bailey, the President and Chief Executive Officer, and Paul MacNeill, the Corporate Secretary, are related directors.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Mark Bailey - Related - is President and Chief Executive Officer of the Company. Paul MacNeill - Related - is the Corporate Secretary of the Company. For the remainder of directors and the proposed directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors) James Martin Dawson - Unrelated H. Leo King - Unrelated Robert Leclerc – Unrelated (Mr. Leclerc is Chairman and Chief Executive Officer of Echo Bay Mines Ltd., the holder of 15.1% of the Company's shares.)
4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	No	
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically.
9.a.	Committees should generally be composed of non-management directors	Yes	The Audit Committee is composed of a majority of non-management directors
9.b.	Majority of committee members should be unrelated.	Yes	The Audit Committee is composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	No	The Board as a whole has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	Although there is no specific mandate for the Board, any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management.
13.b.	All members should be non-management directors	No	The Audit Committee is composed of a majority of non-management directors.

	TSX Corporate Governance Committee Guidelines	Does the Company Conform?	Comments
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF MINEFINDERS CORPORATION LTD. (THE "COMPANY") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 13, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Mark H. Bailey**, the President, Chief Executive Officer and a director of the Company, or failing this person, **Paul C. MacNeill**, the Corporate Secretary and a director of the Company, or in the place of both of the foregoing, ____________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or __________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

	For	Against
1. To set the number of directors at five.	☐	☐

	For	Withhold
2. (a) to elect Mark H. Bailey as director	☐	☐
(b) to elect James Martin Dawson as director	☐	☐
(c) to elect H. Leo King as director	☐	☐
(d) to elect Robert L. Leclerc as director	☐	☐
(e) to elect Paul C. MacNeill as director	☐	☐

	For	Withhold
3. To appoint BDO Dunwoody LLP, Chartered Accountants, as the auditor.	☐	☐

	For	Against
4. To authorize the directors to set the auditor's remuneration.	☐	☐
5. To authorize future equity and debt financings.	☐	☐
6. To approve an amended to the Company's Stock Option Plan dated January 23, 1998 and amended April 23, 2001.	☐	☐
7. To approve the transaction of other business.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ____________________

(Proxy must be signed and dated)

Name: ______________________________

(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of ***CIBC Mellon Trust Company*** *by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of* ***CIBC Mellon Trust Company is Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1*** *and its fax number is* ***(604) 688-4301***.

C:\WINDOWS\TEMP\mfl 2002 proxy.doc

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management***as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

CIBC Mellon

May 9, 2001

To the Following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

RE: MINEFINDERS CORPORATION LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 10th day of May 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual Meeting and Management Information Circular
B) Proxy
C) Supplemental Mail Return Card
D) Annual Report 2001 and Financial Statements for the year ended December 31, 2001

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

MINEFINDERS CORPORATION LTD.



HISTORY OF DISCOVERY

ANNUAL REPORT 2001

The data in respect of mineral resources, including any relevant sampling, analytical and test data underlying the information, has been verified by Tench Page, Vice President of Exploration for Minefinders Corporation Ltd. Mr. Page is a "qualified person" within the meaning of applicable Canadian securities regulatory standards.

The definitions used herein are those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated by reference in National Instrument 43-101 which has been adopted by provincial securities regulatory authorities in Canada. The definitions are substantially the same as those used by the United States Bureau of Mines and the United States Geological Survey.

Mineral Resource

A Mineral Resource has reasonable prospects for economic extraction under realistically assumed and justifiable technical and economic conditions. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Operating, exploration, and financial data, and other statements in this document, are based on information that the Company believes reasonable, but involves significant uncertainties as to future gold and silver prices, costs, ore grades, mining and processing conditions, and regulatory and permitting matters. Actual results and timetables could vary significantly from the estimates presented.

PROFILE & HIGHLIGHTS

CORPORATE PROFILE

Minefinders is a precious metals exploration and development company with an excellent portfolio of gold and silver properties in Mexico and the United States. Exploration drilling on Minefinders properties has outlined resources exceeding 3 million ounces gold and 165 million ounces silver.

Management is focused on bringing the Dolores project to feasibility and continuing to develop the Company's other exploration properties. Minefinders is well-funded for these activities, and has demonstrated both management and technical expertise required to discover and expand high-quality precious metals projects.

2001 HIGHLIGHTS

Entered into a Letter Agreement with Placer Dome for exploration of the El Malacate gold project

Reported significantly higher silver grades at Dolores

Raised $2.9 million to advance exploration properties

Expanded zones of mineralization through ongoing exploration at the Sonora properties in Mexico

Increased market capitalization dramatically

THE YEAR AHEAD...

Completed a $10.1 million financing in April 2002 to advance the Dolores project

Additional infill drilling at Dolores to commence Q2 2002 with the objective of bringing the deposit to feasibility

Deep drilling at Dolores to delineate high-grade feeder structures and increase the resource

Independent data audit, resource review and engineering studies for Dolores feasibility study

Initial drill test of El Malacate project under JV with Placer Dome



MFL Price
XAU Index
Gold Price
Percent Increase
350
300
250
200
150
100
50
0
-50
Jan 1, 2001
Apr 19, 2002

Minefinders share price is highly leveraged to gold and has increased dramatically in response to higher gold prices.

LETTER TO SHAREHOLDERS



Minefinders President & CEO
Mark Bailey

2001 was a year of transition for exploration companies and Minefinders outperformed most of its peers. Whether it was expanding the resource base at our Dolores gold-silver project in Chihuahua, Mexico, or advancing new discoveries on the Northern Sonora property, the Company continued to add to the underlying value of its shares. To accomplish this work, the Company successfully tapped a demanding financial market for net $2.9 million in private placement equity during the year.

Minefinders has a history of exploration success, having discovered more than 3 million ounces of gold and 165 million ounces of silver resource since 1995, at a time when global exploration has been decreasing. During the difficult market conditions of the past several years we have maintained our strategy of diligent exploration, leading to additional discoveries and expansion of our resource base. Over the next few years, with few new projects expected to come on stream, and existing reserves being depleted through high production rates and selective high-grade mining, global gold production is projected to markedly decline. During the past year producer hedging in gold has declined as prices have risen 20% from their lows and forward spreads have narrowed. These factors point to an anticipated improvement in market fundamentals. The Company is well positioned to take advantage of future gold and silver price rallies, as recent events have shown. The Company's share price has appreciated over 300% from its low on a 20% rise in gold price, and the share price has strong leverage to further rallies in the price of gold and silver.

To ensure continuing growth in the of the Company's assets, management remains focused on the prudent exploration and development of our core properties. At the Dolores project, new data obtained from the re-assay of more than 8800 drill samples confirmed what previous column leach tests had indicated: that resource grades for silver had been substantially understated. Results from these new assay data, reported June 7, 2001 and October 23, 2001, were incorporated into an updated resource estimation model (reported April 15, 2002), indicating dramatic increases in tonnage and contained silver.

On our other projects, the Company reported encouraging results from ongoing exploration efforts on several targets on the Northern Sonora property, located in Sonora, Mexico. Minefinders succeeded in securing 100% interest in 226 square kilometers of additional prospective land in northern Sonora. On the El Malacate prospect, a 35 square kilometer area within the Northern Sonora property, our geologists identified widespread gold mineralization on six separate targets and advanced three of these to first phase drilling. So encouraging were the results that Placer Dome signed a letter agreement with the Company, reported on January 9, 2002, to finance a 2,000 meter drill program (12-15 holes) on these first three prospective targets. As this report is being prepared, the Company has drilled four holes, which are awaiting assay results.



Minefinders Asset Growth
Resource Valued at US$30 per Aueq Ounce
$US (millions)
200
150
100
50
0
'94 '95 '96 '97 '98 '99 '00 '01 '02
Asset Value
Market Cap ($US)

Minefinders has a proven record of exploration success, as evidenced by the steady improvement in asset value (cash on hand plus resources valued at $30 per Aueq ounce in this graph). With the recent improvement in market sentiment and growing investor awareness of the value of Minefinders excellent properties, the Company's market capitalization has started to mirror this success. The value of Minefinders resources remains as significant upside to stock price.

To finance this activity, the Company raised $1.4 million in a private placement issue on January 12, 2001, and an additional $1.5 million in a private placement on September 27, 2001. With an improving gold market, the Company was successful in raising an additional $10.1 million on April 2, 2002. Proceeds from this issue will be used to advance the Dolores project, while providing funding for continued work on our other prospective projects.

Management's goal for the coming year is to bring the Dolores deposit to a final feasibility and in the process significantly add to the measured and indicated resource on the property and upgrade the value of our other projects. By consistently increasing the underlying value of its properties, Management is confident that it can continue to deliver value growth with minimal share dilution.

None of these achievements could have happened without a dedicated and talented team of professionals, whose perseverance continues to bring new opportunities to the Company. On behalf of the directors I want to thank the shareholders for their continued support and all the "mine finders" whose efforts over the past years are responsible for our successful growth. We look forward to 2002 to continue to build value for our stakeholders.

Mark H. Bailey
President & Chief Executive Officer
April 19, 2002



Value Growth vs. Share Dilution
1995 thru 2002
200
150
100
50
0
(millions)
Resource Valuation in $US, Valued at US$30 per Aueq Ounce
25 million Shares Outstanding
1995
1996
1997
1998
1999
2000
2001
2002

Minefinders management has been successful in maximizing shareholder value through exploration and expansion of the resource base, while minimizing share dilution and avoiding debt.

Minefinders has steadily grown its gold and silver resource base through continued exploration work. The Company has discovered 3 million ounces of gold and 165 million ounces of silver resouce on all properties since 1995. As a result, Minefinders is highly leveraged to price increases in either gold or silver.



Minefinders Gold & Silver Resource Growth
(Millions of Ounces)
Gold
Silver
Au (oz) millions
Ag (oz) millions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
150
120
90
60
30
0
5/96
4/97
9/97
11/98
11/99
10/00
4/02



Operations Review: Dolores Project

The 100%-owned Dolores Project is located in the Sierra Madre Occidental near the western boundary of the state of Chihuahua, Mexico. The property consists of nine concessions comprising 27,700 hectares. To date, Minefinders has completed over 61,000 meters of drilling in 292 holes and has outlined one of the largest undeveloped gold-silver resources in the world. The deposit remains open in several directions with excellent potential for expansion.

2001 Progress Report

The major focus of Minefinders' work on Dolores in 2001 was the reanalysis of 8800 drill samples (about 1/3 of the total) for silver, using a multi-acid digestion technique shown to be more accurate for Dolores silver ores. Initial results reported in June and October, 2001, showed that some intervals containing abundant silver-halide minerals increased in grade by more than 100%. While oxide zones were most affected, mineralization in oxide, sulfide, and mixed zones all showed significant increase in silver grade. The overall effect of the updated silver numbers on the Dolores resource was reported in a press release dated April 15, 2002. Also incorporated were results of new underground sampling data, updated collar and downhole survey information and the extension of the Main Zone resource 300 meters to the south along the Southwest Extension.

Minefinders has also continued detailed surface geologic mapping and underground sampling in order to better understand certain complex areas of the deposit. The results of this work will be used to guide further resource development and expansion as we continue to advance the project.


Topography
Preliminary Pit Design
Aueq Block Grades
2.0 to 50.0 gpt
1.0 to 2.0 gpt
0.4 to 1.0 gpt

Section 2700 through the Dolores Block Model, showing topography and proposed pit outline. Multiple parallel zones of high-grade mineralization provide the tonnage and grade needed for effective open-pit mining operations.


Dolores Target Areas
Surface Mineralization
Drill Collar & Trace
Dome Outline
2002 Resource Area
Norte Target
North Dome
Gold-Silver Surface Mineralization
4 km Strike Length
N
East Dike Target
La Bohemia Mine
Vent Breccia
Central Dome
West Flank Targets
Southwest Extension
Sur Zone Target
500 meters

The plan map of the Dolores district shows the extent of surface mineralization, the area covered by the current resource calculation (including the SW extension), and target zones for expansion of the deposit, including the West Flank target area.

Resource and Economics

Measured, indicated & inferred resources are now calculated as 115.6 million tonnes containing 2.77 million ounces of gold and 161 million ounces of silver, found along a 2.2 kilometer strike length. This represents an in-



Central Dome
Southwest Extension
Extent of 2000 Resource Calculation
Limited Drilling
Chabacan Canyon
Hondo Canyon
Limited Drilling

Deposit Remains Open at Depth with high-grade intercepts encountered in the deepest drilling.

Long section through the Dolores deposit showing gold-silver mineralization in red. This section shows continuity of mineralization and the areas covered by the 2000 resource calculation and 2002 extension. Potential to expand the deposit can be seen both along strike, into areas of limited drilling, and at depth, below the current model.

crease of 15.5% in tonnage, and increases of 13.1% in total contained gold and 24.2% in total contained silver as compared to the previously reported 2000 resource.

Previous economic modeling showed that the deposit could be mined using low-cost open pit mining techniques, with cash costs around $150 per gold-equivalent ounce (<$40 per ounce gold net of silver). The results of the 2002 study are expected to continue to improve project economics.

Mineralization at Dolores is encountered as a moderate-grade halo of gold-silver mineralization surrounding high-grade structural and breccia zones. Drilling has intercepted bonanza-grade gold and silver, up to 233 gpt (6.8 opt) gold and 5,502 gpt (160 opt) silver. High grade zones have also been shown to be remarkably continuous: 56% of drill-holes along the 2000 meter strike of the Main Zone resource contain Aueq grades over 5.0 gpt (0.15 opt); 29% intersect grades over 10 gpt (0.29 opt). The combination of consistent high-grade mineralization with broad zones of moderate grade makes the deposit amenable to both large scale open pit mining techniques and the possibility of bulk underground mining.

The calculated Dolores resource occupies about one-quarter of a 4 kilometer long surface gold-silver anomaly. Additional areas of drill-intersected ore-grade mineralization are present at each of the target areas on the map at left. There are also blind targets surrounding the Central Dome that have not yet been tested. These expansion targets may dramatically increase the size of the resource with continued exploration.

2002 Work Program

Minefinders plans an aggressive work program for 2002 which will incorporate both additional drilling within the Dolores district and continued mine planning and engineering work.

The focus of the 2002 drilling program will be: 1) to test the extension of the current resource to depth beneath the planned pit, 2) step-out drilling to test additional zones peripheral to the main resource and along strike, and 3) infill drilling where needed to recategorize inferred material as measured and indicated. Work has also begun compiling data and modeling satellite targets outside the reported Dolores resource. Intercepts from some of these zones showed 200 to 400% increases in overall silver grade, and as a result have become higher-priority drill targets.

With increased tonnage and gold and silver content from the updated resource calculation, the Company will complete a new pit optimization model. An independent engineering firm will be retained for complete data review, resource audit,mine plan optimization and production scheduling. The results are anticipated to significantly improve the overall economics of the project.

Dolores 2002 Resource Calculation

Cutoff Aueq (75:1)	Tonnes (millions)	Grade gpt Aueq	Gold oz (millions)	Silver oz (millions)
0.3 gpt	115.6	1.42	2.77	161.0
0.5 gpt	78.1	1.89	2.51	145.7
1.0 gpt	40.9	2.94	2.05	117.9

Aueq grades based on $300 gold and 4.60 silver (65:1). Cutoffs are at 75:1 to account for recovery differences.

CURRENT RESOURCES & EXPANSION POTENTIAL

Minefinders Corporation Ltd. has been involved in full-scale minerals exploration since early 1995. These efforts have resulted in discovery of more than 5 million ounces of gold-equivalent resource within two separate deposits: Dolores in Chihuahua, Mexico and La Bolsa in Sonora, Mexico. Ongoing exploration work on our portfolio of other properties in the US and Mexico has the potential to contribute significantly to the resource base. Despite limited funding during the year 2001, significant progress was made advancing the Dolores project, the Sonora Silver properties, and the El Malacate gold properties.

NORTHERN SONORA PROPERTIES

Much of the Company's exploration outside Dolores has been directed towards a grass roots effort to define gold, silver, and base metal targets within an area of more than 1,000 square kilometers (>300 square miles) of northern Sonora. The confluence of several major known mineralized trends, including the northern extension of the Sierra Madre Gold-Silver Belt, the eastern extension of the Mesquite-Altar Gold Belt, and the southern extension of the Arizona Porphyry Belt, occurs within this area.

Reconnaissance throughout this portion of northern Sonora, including mapping of nearly 500 square kilometers, and collection of a combined 12,000 stream sediment, rock chip, and soil samples, has identified a wide array of targets. Mineral occurrences include gold dominant (ie. El Malacate, La Bolsa, El Durazno), gold-copper (Alcaparroso, Cerro Amarillo), silver-lead-zinc (La Dura, Real Viejo, Picacho Alto, La Verde), and copper-molybdenum (La Recompensa,Tio Flaco) targets (see map). Several of these targets have been advanced to the drill ready stage with completion of detailed rock chip grids.

LA BOLSA DISCOVERY

The La Bolsa discovery was originally made in 1995 and additional drilling was completed in 1998. The deposit contains over 208,000 ounces of gold and 2 million ounces of silver with significant untested potential. The deposit averages nearly 100 feet in thickness, is oxidized throughout, and has a low strip ratio with good metallurgy. At present the viability of the La Bolsa resource is dependent upon increasing the size and maximizing grades of the known resource. With continued increase in the price of gold, the Company will look towards advancing this property to production. Work will focus on resource expansion, metallurgical column testing, and engineering and feasibility studies.



Arizona, USA
La Bolsa Resource
Picacho Alto
Nogales, Sonora
Santa Juliana
La Verde
La Dura
Cerro Amarillo
La Matanza
La Recompensa
Bordo Blanco
El Fierro
Cerro Palomino
Real Viejo
Ahumada
La Granja
EL MALACATE JOINT-VENTURE
Sonora, Mexico
El Durazno
El Rodeo
Agua Caliente
San Geronimo
Tio Flaco
Gold-Silver Prospects
Base & Precious Metals Prospects
Alcaparroso
Sonora Recon Area

Property Location Map showing the Northern Sonora Recon Area west of Nogales. The El Malacate Joint-Venture area is outlined in red and the major gold-silver and base metal prospects are marked.

Discovery of the La Bolsa mineralized system led to Minefinders' recognition of the potential of this region of northern Sonora and to development of additional projects in the area.

EL MALACATE JV PROJECT

Negotiations for joint venture of the Company's El Malacate property in Northern Sonora were ongoing throughout the second half of 2001. In early January of 2002, Minefinders entered into a finalized arrangement with Placer Dome Exploration for continued exploration and possible development of the 35 square kilometer El Malacate area. In order to earn a participating 51% interest in the project Placer must make payments of US $500,000 to Minefinders prior to the third anniversary of the agreement, and contribute a minimum of US $4,500,000 in exploration expenditures prior to the fourth anniversary of the agreement. A total 70% interest may be acquired by Placer Dome upon completion of a bankable feasibility prior to the sixth anniversary and construction of a mine on the property. Placer Dome is one of the world's largest mining companies with exploration strategies designed to discover world class gold orebodies. Their decision to invest substantial funds in this newly discovered mineralized field is a tribute to the potential of the El Malacate properties.

Reconnaissance and sampling by Minefinders at El Malacate has identified more than half a dozen high potential targets located within variably altered zones that comprise nearly 10 square kilometers of area. These targets are localized within volcanic and sedimentary units where major northeast and northwest trending structural zones are in proximity to a series of circular structures or ring fractures (see map). Strong hydrothermal activity in these areas has resulted in large areas of quartz stockwork, alteration, and associated gold mineralization. Individual samples have yielded ore grade values of up to 9.3 gpt gold, and continuous chip samples have averaged up to 56 meters of 1.3 gpt gold.

As a first phase test of the economic viability of the gold mineralization found at El Malacate, Placer has committed to funding a 2,000 meter drill program that commenced in late March. Drilling in this initial program is limited to the most easily accessible Bordo Blanco and Ahumada zones. Several other targets of potential economic viability, including the El Ruidito, Cerro Palomino, Cañon Perdido, and La Matanza zones remain to be tested at a later date.

The Placer Dome joint venture allows Minefinders to focus our expertise and exploration dollars on expanding the Dolores resource and developing the Company's other properties. Although Placer Dome is searching for a 'world class' gold deposit, development of any gold reserve would be of significant benefit to Minefinders' shareholders.

Sonora Silver Properties

During 2001 Minefinders advanced several silver properties to the drill stage. A grid sampling program at Real Viejo identified a kilometer long silver mineralized zone that is up to 300 meters in width. Sample lines in the main mineralized zone average up to 72.6 gpt Ag (2.11 opt) over 160 meters width and individual assays of mineralized rock contain up to 902 gpt Ag (26.3 opt). Other silver properties include the 600 meter long La Dura vein system where individual samples have assayed at up to 1443 gpt Ag (42.1 opt). The central exposed 200 meters of this vein contains an average of 308 gpt Ag (8.98 opt) over a one meter width.


1 kilometer
La Matanza
Cañon
Perdido
Bordo
Blanco
East
Bordo
Blanco
West
El Ruidito
Cerro Palomino
Ahumada
North
Ahumada
South

Three-dimensional contour map of El Malacate gold mineralization (based on over 3500 surface samples) shows major structural trends and primary target areas. First-round drilling began in Q1 2002 on Bordo Blanco East, Bordo Blanco West, and Ahumada North zones with results expected Q2 2002.

San Antonio, Zacatecas Project

High grade gold and silver surface mineralization (up to 4.22 gpt Au and 675 gpt Ag) are found at the San Antonio Project. A 25 hectare surface sample grid has defined a generally continuous low-angle gold-silver zone. The property is located in the historic silver mining state of Zacatecas and is ready for drill permitting when time and funding permit.

Nevada Properties

Minefinders controls three properties in northern Nevada, all within prolific gold trends. Geologic mapping, geophysics, surface sampling, and initial drilling have been completed. Of particular interest is the Clear Property, located in the Getchell trend, where encouraging intercepts drilled by Minefinders in 1998 indicate potential for a large open-pittable deposit. In contrast, the Dottie and Gutsy properties, on the Tuscarora and Carlin trends respectively, have potential for development of deep high-grade veins.

Oro Blanco Project

Minefinders controls a large portion of the historic Oro Blanco gold-silver district in southern Arizona, located just across the border from our La Bolsa deposit in Mexico. A small gold resource was drilled by Tenneco Minerals in the 1980s and is controlled by the Company.



Vancouver Office
Nevada Properties
Reno Office
Oro Blanco Project
Northern Sonora Properties
El Malacate Joint-Venture
La Bolsa Resource
Dolores Project
Durango Office
San Antonio Project

Location map showing Minefinders properties and regional offices.

Management Discussion & Analysis

For the year ending December 31, 2001 compared to the year ended December 31, 2000 and the year ended December 31, 1999.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the consolidated financial statements of the Company and related notes which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between generally accepted accounting principles in Canada and the United States applicable to the Company are described in note 8 to the consolidated financial statements.

Results of Operations

The Company does not have revenue, except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States. During the period, the Company did not receive any royalty income from its 2% interest in the Dubisson property, as a result of the suspension of production in 2000 and 2001, due to poor market conditions.

For the year ended December 31, 2001, the Company incurred exploration expenditures of $1,545,564 on resource properties, compared to $2,020,137 in 2000, and $2,048,514 in 1999. Exploration expenditures in 2001 were directed to advance the Northern Sonora property (primarily the El Malacate project) and to the reanalysis of silver grades in drill samples for the Dolores deposit. Including the write-off of deferred exploration costs, in 2001, the Company recorded a net loss of $1,282,464, which was higher than the loss of $1,131,711 recorded in 2000 and the loss of $998,780 recorded in 1999. Under U.S. GAAP, the 2001 loss is $2,459,289, primarily because certain exploration expenses that were capitalized in accordance with Canadian GAAP, could not be capitalized in accordance with U.S. GAAP. In 2001, general exploration costs of $502,535 were written off, compared to $208,824 in 2000 and $216,125 in 1999.

In 2001, operating expenses of $799,001 were lower then those in 2000 ($983,242) due to a decrease in the cost of office services and expenses, shareholder reporting and corporate relations. Operating expenses in 2000 were higher than those in 1999 ($835,707) due to an increase in legal, shareholder reporting and office services and expenses. Interest income decreased to $16,855 in 2001 (2000 - $26,605) due to a lower treasury balance throughout most of 2001 from that of 2000. Interest income in 2000 was lower than in 1999 ($42,273) due to a lower treasury balance in 2000 from that of 1999.

Cash on hand at December 31, 2001 was $475,136, a decrease of $489,055 from December 31, 2000 cash of $964,191. December 31, 2000 cash on hand was $590,781 less than December 31, 1999 cash on hand of $1,554,972.

The Company's financial instruments are mainly in U.S. dollars and Mexican pesos. Due to fluctuating exchange rates to the Canadian dollar for both these currencies, a foreign exchange gain of $2,217 was recorded in 2001, a decrease of $45,965 from the foreign exchange gain of $48,182 recorded in 2000. A foreign exchange loss of $19,806 was recorded in 1999 resulting from adverse currency exchange rate fluctuations in that year.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary effect of the U.S. GAAP reconciliation is to increase the net loss and deficit for 2001, 2000 and 1999 by the amounts of the exploration expenses capitalized under Canadian GAAP in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred under U.S. GAAP (note 8 of the consolidated financial statements).

Capital Resources and Liquidity

As at December 31, 2001, the Company had working capital of $534,518, a decrease of $338,422 from December 31, 2000. This decrease reflects, primarily, the Company's exploration expenditures in 2001 to advance its Mexican properties. In January 2001, the Company completed a private placement consisting of 1,599,643 units, for total proceeds of $1,477,180. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase one common share for a period of two years at a price of $1.00 or $1.15. In the third quarter of 2001, the Company completed a private placement consisting of 1,402,080 units at a price of $1.15 per unit, for total proceeds of $1,612,392. Each unit consisted of one common share and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share for a period of two years at a price of $1.40. Subsequent to year end, on April 2, 2002, the Company completed a brokered private placement consisting of 4,400,000 common shares at a price of $2.30 per share, for total proceeds of $10,120,000. A broker commission of 6% was paid on the total proceeds and charged as a reduction of the total gross proceeds.

Outlook

The Company's goals for 2002 are to bring the Dolores deposit to a final feasibility, to complete the initial exploration drilling program on the El Malacate joint venture project by the second quarter of 2002 and to continue the exploration of its other projects. In 2002, the Company intends to continue to increase its gold and silver resources through its proven exploration expertise. Management will continue to evaluate all options to bring the Company's other prospects to successful discoveries, while limiting the Company's financial exposure.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States *Private Securities Litigation ReformAct of 1995.* Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially for those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, and its ability to obtain financing to continue and complete the development of those properties it has classified as assets.

Mark H. Bailey
President and Chief Executive Officer

Management's Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey
President and Chief Executive Officer
April 19, 2002

Auditors' Report

To the Shareholders of
Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2001 and 2000 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP
Chartered Accountants
Vancouver, Canada
April 2, 2002

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2001	2000
Assets		
Current		
Cash	$ 475,136	$ 964,191
Receivables	133,651	130,604
Prepaid expenses	40,838	3,438
	649,625	1,098,233
Mineral properties and deferred exploration costs (Note 2)	30,110,724	29,067,695
Capital assets (Note 3)	74,660	97,933
	$ 30,835,009	$ 30,263,861
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 115,107	$ 225,293
Shareholders' equity		
Capital stock (Note 4)	42,013,404	38,930,086
Stock subscriptions received (Note 4)	-	1,119,520
Deficit	(11,293,502)	(10,011,038)
	30,719,902	30,038,568
	$ 30,835,009	$ 30,263,861

The accompanying summary of significant accounting policies and notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

James M Dawson
Director

Director

Consolidated Statements of Loss and Deficit

(Expressed in Canadian Dollars)

For the years ended December 31	2001	2000	1999
Administrative costs			
Accounting and auditing	$ 75,583	$ 47,363	$ 91,064
Amortization	1,482	1,844	1,158
Consulting	178,392	178,048	92,863
Corporate relations	60,703	181,916	183,303
Legal	179,732	189,705	173,638
Office services and expenses	164,647	234,643	172,323
Shareholder reports and filing fees	88,621	127,068	106,673
Travel	49,841	22,655	14,685
	799,001	983,242	835,707
Other operating items			
Write-off of mineral properties and deferred exploration costs	502,535	208,824	216,125
Royalty income	-	-	(28,549)
	502,535	208,824	187,576
Loss from operations	(1,301,536)	(1,192,066)	(1,023,283)
Investment and other items			
Foreign exchange gain (loss)	2,217	48,182	(19,806)
Gain (loss) on sale of assets	-	(670)	2,036
Interest income	16,855	26,605	42,273
Loss on investment	-	(13,762)	-
Net loss for the year	(1,282,464)	(1,131,711)	(998,780)
Deficit, beginning of year	(10,011,038)	(8,879,327)	(7,880,547)
Deficit, end of year	$ (11,293,502)	$(10,011,038)	$(8,879,327)
Loss per share – basic and diluted	$ (0.07)	$ (0.07)	$ (0.07)
Weighted average shares outstanding	19,129,452	16,547,997	14,315,689

The accompanying summary of significant accounting policies and notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED DECEMBER 31	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the year	$ (1,282,464)	$ (1,131,711)	$ (998,780)
ITEMS NOT INVOLVING CASH			
Amortization	1,482	1,844	1,158
Loss (gain) on sale of asset	-	670	(2,036)
Write-off of mineral properties and deferred exploration costs	502,535	208,824	216,125
Loss on investment	-	13,762	-
Common shares issued for expenses	-	50,000	-
NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES			
Receivables	(3,047)	316,686	514,689
Prepaid expenses	(37,400)	16,265	4,087
Accounts payable and accrued liabilities	(110,186)	114,359	(25,872)
	(929,080)	(409,301)	(290,629)
CASH FLOWS FROM INVESTING ACTIVITIES			
Mineral properties and exploration costs	(1,522,696)	(1,989,194)	(2,002,010)
Purchase of capital assets	(1,077)	(16,493)	(7,076)
Investment and advances	-	(400)	3,986
	(1,523,773)	(2,006,087)	(2,005,100)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds on issuance of common shares and subscriptions received	1,963,798	1,824,607	1,973,848
DECREASE IN CASH DURING THE YEAR	(489,055)	(590,781)	(321,881)
CASH, BEGINNING OF YEAR	964,191	1,554,972	1,876,853
CASH, END OF YEAR	$ 475,136	$ 964,191	$ 1,554,972
SUPPLEMENTAL INFORMATION			
Interest and taxes paid	$ -	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Amortization of capital assets included as exploration costs	$ 22,868	$ 30,943	$ 46,504
Issuance of common shares for expenses	$ -	$ 50,000	$ -
Issuance of common shares for share issuance costs	$ 50,000	$ -	$ -

The accompanying summary of significant accounting policies and notes form an integral part of these consolidated financial statements.

Consolidated Statements of Mineral Properties and Deferred Exploration Costs

(Expressed in Canadian Dollars)

For the years ended December 31	2001	2000	1999
Mineral properties	$ 194,615	$ 255,590	$ 303,373
Deferred exploration costs			
Assaying	96,969	125,005	56,674
Amortization	22,868	30,943	46,504
Communication and delivery	58,626	55,471	134,570
Drilling and trenching	-	269,547	-
Environmental	13,053	13,151	9,667
Geophysical surveying and mapping	12,785	754	4,283
Legal: mineral properties	8,714	2,288	7,816
Licences and recording fees	453,390	363,743	235,183
Metallurgical	-	27,371	84,574
Engineering/prefeasibility study	4,057	-	65,040
Road building	12,197	7,595	47,070
Supplies	40,323	32,333	44,964
Technical and professional services	581,694	677,260	844,022
Travel	46,273	159,086	164,774
	1,350,949	1,764,547	1,745,141
Mineral properties and deferred exploration costs during the year	1,545,564	2,020,137	2,048,514
Balance, beginning of year	29,067,695	27,256,382	25,423,993
Less: Write-off of mineral properties and deferred exploration costs	(502,535)	(208,824)	(216,125)
Balance, end of year (Note 2)	$ 30,110,724	$ 29,067,695	$ 27,256,382

The accompanying summary of significant accounting policies and notes form an integral part of these consolidated financial statements.

Summary of Significant Accounting Policies

(EXPRESSED IN CANADIAN DOLLARS)

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All intercompany transactions and balances are eliminated on consolidation.

Mineral Properties

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold, at which time they will be amortized over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred, in which case the cost of acquisition is apportioned and an appropriate amount is written off. During the year ended December 31, 2001, the Company wrote-off $502,535 (2000 - $208,824; 1999 - $216,125) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Capital Assets

Capital assets are carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other capital assets.

Foreign Exchange Translation

The Company conducts a majority of its business in Mexico and the U.S.A. through its subsidiaries in U.S. dollars. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Nonmonetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statement of Loss for the year.

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these financial statements are as follows:

	2001	2000	1999
US Dollar			
Year end	0.6285	0.6669	0.6929
Average	0.6456	0.6569	0.6730
Mexican Peso			
Year end	5.744	6.158	6.566
Average	6.018	6.127	6.427

Loss Per Share

Loss per share is calculated on the weighted average number of shares outstanding during the period.

Financial Instruments

The Company's financial assets and liabilities consist of cash, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	2001		2000	
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
US dollar	$81,365	$45,469	$108,514	$64,246
Mexican peso	144,108	44,819	104,835	33,322
Total	$225,473	$90,288	$213,349	$97,568

Summary of significant accounting policies — continued

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 2 and 3.

Stock Option Plan

The Company has a stock option plan, which is described in Note 4. No compensation expense is recognized for this plan when stock options are granted to directors, officers, employees or consultants. Any consideration paid on exercise of stock options is credited to share capital.

Notes to the Consolidated Financial Statements

(expressed in canadian dollars)

Note 1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2001 and 2000, the Company was considered an exploration stage company.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. Subsequent to year end, the Company received net proceeds of approximately $9.5 million from a private placement for additional exploration work (Note 6(b)).

Note 2. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	2001	2000
Mexico				
Dolores Property	$ 10,470,242	$ 12,750,489	$ 23,220,731	$ 22,601,535
Northern Sonora	270,790	2,701,594	2,972,384	2,817,485
La Reserva/El Correo	70,995	1,686,810	1,757,805	1,545,209
Other	76,967	514,681	591,648	306,238
	10,888,994	17,653,574	28,542,568	27,270,467
United States				
Oro Blanco	101,419	493,435	594,854	765,977
Nevada Properties	249,004	724,298	973,302	1,031,251
	350,423	1,217,733	1,568,156	1,797,228
	$ 11,239,417	$ 18,871,307	$ 30,110,724	$ 29,067,695

NOTE 2. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS – CONTINUED

MINERAL PROPERTIES AND RELATED DEFERRED EXPLORATION COSTS CONSIST OF THE FOLLOWING:

MEXICAN PROPERTIES

DOLORES PROPERTY

The Dolores property consists of nine claims totalling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totalling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of US$650,000 payable in quarterly installments of US$25,000. The property is also subject to underlying net smelter return ("NSR") royalties totalling 3.25% on gold and 2% on silver.

NORTHERN SONORA PROPERTIES

The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totalling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25,000, which have been paid for 2001 and 2000. Should a mine be put in production on the properties, a one-time payment of US$500,000 is due to one landowner. Another landowner is to be paid US$350,000 for the first mine put into production on his property and US$250,000 is to be paid for any additional mines put into production.

On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer has the right to earn a 51% beneficial interest in the property over a four year period for cash payments and exploration expenditures incurred prior to the dates indicated, as follows. Placer holds the right to terminate the agreement at any time after the first US$250,000 is spent.

Date	Cash Payments	Exploration Expenditures
January 1, 2003	US$ 50,000	US$ 250,000
January 1, 2004	150,000	750,000
January 1, 2005	300,000	1,500,000
January 1, 2006	-	2,000,000
	US$ 500,000	US$4,500,000

In addition, Placer must complete at its expense by January 1, 2008, a bankable feasibility study and commit to bringing into production, a mine on the property in order to earn a further 9% and 10% interest in the property.

Subject to meeting certain conditions, costs totaling US$69,453 incurred by the Company in connection with the property during 2001, are to be reimbursed by Placer.

LA RESERVA / EL CORREO

In 2001, the Company acquired mining rights on the property from the owner. As a result, as at March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/ El Correo Concessions was accordingly terminated.

In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. To December 31, 2001, payments of approximately US$65,000 have been made.

OTHER PROPERTIES

The Company has title to eight additional claims in Zacatecas, Mexico.

UNITED STATES PROPERTIES

ORO BLANCO

The Oro Blanco property consists of 108 mining claims in Santa Cruz County, Arizona. In 1997, the Company completed expenditures of US$200,000 and acquired a 100% interest in 46 claims (subject to NSR royalties of 3%). The Company has a 100% interest in the other 62 claims which do not have a NSR royalty.

NEVADA PROPERTIES

The Company holds a 100% interest in the Decker, Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incur-

NOTE 2. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS – CONTINUED

ring exploration expenditures of US$150,000 by April 2001. At December 31, 2001, US$64,800 in royalty payments had been paid. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

The Company has also acquired the Buckskin Mountain property by making certain payments totalling US$100,000 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totalling $332,583 in respect of a reduction in the claim area on all US projects except the Clear property.

CANADIAN PROPERTIES-DUBUISSON PROJECT

The Dubuisson Project consists of a 2% NSR royalty on 10 claims totalling 148 hectares in Dubuisson Township, Quebec. The mine was inactive in 2001 and 2000. The project was written off in prior periods.

NOTE 3. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 42,809	$ 25,177	$ 17,632	$ 42,809	$ 20,770	$ 22,039
Office furniture and equipment	90,985	66,507	24,478	90,657	61,263	29,394
Vehicles	218,506	185,956	32,550	218,506	172,006	46,500
	$ 352,300	$ 277,640	$ 74,660	$ 351,972	$ 254,039	$ 97,933

Capital assets of the Company are segmented by geographical area as follows:

	2001	2000
Mexico	$ 34,115	$ 45,923
United States	28,739	38,071
Canada	11,806	13,939
	$ 74,660	$ 97,933

NOTE 4. CAPITAL STOCK

AUTHORIZED: UNLIMITED COMMON SHARES, NO PAR VALUE

ISSUED COMMON SHARES :	ISSUED	AMOUNT
BALANCE, JANUARY 1, 1999	14,075,709	$ 36,201,151
ISSUED DURING THE YEAR:		
For cash – Private placement (net of issue costs of $28,652)	2,225,000	1,973,848
BALANCE, DECEMBER 31, 1999	16,300,709	38,174,999
ISSUED DURING THE YEAR:		
For cash – Private placement (net of issue costs of $17,563)	405,818	428,837
Exercise of stock options	285,000	276,250
For expenses	40,000	50,000
BALANCE, DECEMBER 31, 2000	17,031,527	38,930,086
ISSUED DURING THE YEAR:		
For cash – Private placement (net of issue costs of $178,754)	3,051,723	2,910,818
Exercise of warrants	150,000	172,500
BALANCE, DECEMBER 31, 2001	20,233,250	$ 42,013,404

(a) In September 2000, the Company issued 405,818 units by way of a private placement for gross proceeds of $446,400. Each unit consisted of one common share and one-half of a warrant with one whole warrant entitling the holder to purchase one common share at $1.35 per share for a two year period.

In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477,180 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two year period. In connection with this private placement, 50,000 common shares were issued and $56,269 was paid as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement. Net proceeds of $1,119,520 on 2001 private placements were received by the Company during 2000. Such amounts have been segregated in Shareholders' Equity on the Company's 2000 Consolidated Balance Sheet.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totalling $122,485 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

(b) In December 2000, the Company issued 40,000 common shares in exchange for consulting services. Total proceeds based on the trading price of the common shares on the issuance date was $50,000

(c) In 1998, the shareholders approved a stock option plan ("the Plan") for directors, officers and employees. The maximum number of common shares to be issued under the Plan is 3,736,234. The term of options granted under the Plan cannot exceed 5 years. The exercise price of each option is determined by the Board of Directors at fair market value of the Company's shares at the date of grant.

NOTE 4. CAPITAL STOCK – CONTINUED

THE FOLLOWING TABLE SUMMARIZES THE CHANGES IN STOCK OPTIONS DURING THE YEARS:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING AT JANUARY 1, 1999	2,422,500	$ 1.49
Granted	160,000	0.75
Cancelled/expired	(170,000)	1.64
OUTSTANDING AT DECEMBER 31, 1999	2,412,500	1.54
Granted	485,000	1.08
Exercised	(285,000)	0.97
Cancelled	(205,000)	1.32
OUTSTANDING AT DECEMBER 31, 2000	2,407,500	1.54
Granted	430,000	1.50
OUTSTANDING AT DECEMBER 31, 2001	2,837,500	$ 1.53

All options granted and outstanding during the years were fully exercisable on the various grant dates except 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002.

AT DECEMBER 31, 2001, THE FOLLOWING STOCK OPTIONS ARE OUTSTANDING:

NUMBER	EXERCISE PRICE	EXPIRY DATE
1,322,500	$1.78	December 18, 2002
25,000	$1.90	January 23, 2003
100,000	$1.50	November 7, 2003
267,500	$1.40	July 16, 2003
407,500	$1.25	December 22, 2003
285,000	$1.10	June 19, 2005
100,000	$1.05	December 7, 2005
330,000	$1.50	November 7, 2006
2,837,500		

Subsequent to year-end, 185,000 options were exercised at a weighted average price of $1.45 for gross proceeds of $267,800.

NOTE 4. CAPITAL STOCK – CONTINUED

(d) THE FOLLOWING TABLE SUMMARIZES WHOLE WARRANT ACTIVITIES DURING THE YEARS:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
BALANCE, JANUARY 1, 1999	-	-
Issued	1,112,499	$ 1.50
BALANCE, DECEMBER 31, 1999	1,112,499	1.50
Issued	202,909	1.35
BALANCE, DECEMBER 31, 2000	1,315,408	1.48
Issued	2,300,683	1.18
Exercised	(150,000)	1.15
Expired	(1,112,499)	1.50
BALANCE, DECEMBER 31, 2001	2,353,592	$ 1.20

AT DECEMBER 31, 2001, THE FOLLOWING SHARE WARRANTS WERE OUTSTANDING AND FULLY EXERCISABLE:

NUMBER	EXERCISE PRICE	EXPIRY DATE
202,909	$1.35	September 27, 2002
710,755	$1.00	January 5, 2003
738,888	$1.15	January 5, 2003
351,395	$1.40	July 27, 2003
108,695	$1.40	August 30, 2003
240,950	$1.40	September 26, 2003
2,353,592		

Subsequent to year-end, 523,055 warrants were exercised at a weighted average price of $1.25 for gross proceeds of $655,888.

NOTE 5. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company was charged for administrative and geological services by a director and an officer as follows:

Year	Amount
2001	$ 323,387
2000	$ 342,041
1999	$ 319,164

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount
2001	$ 139,985
2000	$ 84,503
1999	$ 76,740

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

NOTE 6. SUBSEQUENT EVENTS

Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a) Subsequent to year end, the Company entered into an agreement with a consultant for an aggregate fee of $60,000 for financial consulting services. The agreement will expire on March 31, 2003.

(b) On April 2, 2002, the Company completed a brokered private placement consisting of 4,400,000 common shares at $2.30 per share for net proceeds of $9,512,800. A broker commission of 6% was paid on the gross proceeds and charged as a reduction of the gross proceeds.

NOTE 7. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2001	2000
Tax loss carryforwards	$ 4,024,000	$ 3,420,000
Capital assets	9,000	15,600
Mineral properties and deferred exploration costs	406,000	396,000
Undeducted financing costs	91,000	173,000
Valuation allowance	(4,530,000)	(4,004,600)
	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2001	2000	1999
Provision (benefit) at Canadian statutory rate	$ (572,000)	$ (520,600)	$ (460,000)
Effect of difference in foreign tax rates	67,000	45,000	42,500
Permanent differences	(20,400)	(4,800)	16,500
Increase in valuation allowance	525,400	480,400	401,000
	$ -	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has approximately $4,440,000 (2000 - $4,400,000) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $9,400,000 (2000 - $7,700,000) expiring in various amounts from 2002 to 2021 and allowable capital losses of approximately $216,000 (2000 - $210,000).

NOTE 8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

(b) Accounting for Unrealized Losses on Long-Term Investments

US GAAP requires that the Company's previous long-term investments be recorded at market with changes between cost and market recorded as comprehensive income (loss). Once realized, accumulated gains and losses are reclassified to the Statement of Loss and Deficit.

(c) Stock option compensation

Under Canadian GAAP, no compensation expense is recorded on granting of stock options.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2001, compensation expense incurred under SFAS No. 123 was $133,796 (2000 - $179,000; 1999 - $Nil).

Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	2001	2000	1999
Risk-free interest rate	2.65% to 3.12%	5.95%	-
Dividend yield	Nil	Nil	-
Volatility factor of the expected market price of the Company's common shares	80%	100%	-
Weighted- average expected life of the options (months)	29	31	-

NOTE 8. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – CONTINUED

(d) US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to shareholders' equity except those resulting from investments by owners and distributions to owners.

The impact of the above on the financial statements is as follows:

	2001	2000	1999
NET LOSS PER CANADIAN GAAP	$ (1,282,464)	$ (1,131,711)	$ (998,780)
ADJUSTMENTS RELATED TO:			
Mineral exploration expenses (a)	(1,043,029)	(1,811,313)	(1,832,389)
Realized losses on investments (b)	-	-	(117,350)
Stock option compensation (c)	(133,796)	(179,000)	-
NET LOSS PER US GAAP	(2,459,289)	(3,122,024)	(2,948,519)
OTHER COMPREHENSIVE INCOME (d)	-	-	117,350
COMPREHENSIVE LOSS PER US GAAP	$ (2,459,289)	$ (3,122,024)	$ (2,831,169)
LOSS PER SHARE PER US GAAP			
BASIC AND DILUTED	$ (0.13)	$ (0.19)	$ (0.21)
SHAREHOLDERS' EQUITY PER CANADIAN GAAP	$30,719,902	$30,038,568	$29,295,672
ADJUSTMENTS RELATED TO:			
Mineral exploration expenses (a)	(30,110,724)	(29,067,695)	(27,256,382)
SHAREHOLDERS' EQUITY PER US GAAP	$ 609,178	$ 970,873	$ 2,039,290

(e) New Accounting Pronouncement

In June 1998, the US Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, adoption of the new standards on January 1, 2001 did not affect the Company's financial statements.

Board of Directors

Mark H. Bailey, M.Sc.*
President & Chief Executive Officer
Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President
Dawson Geological Consultants Ltd.

H. Leo King, P.Geol.*
General Manager
International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.
Chairman & Chief Executive Officer
Echo Bay Mines Ltd.

Paul C. MacNeill, LLB
Chairman
Campney & Murphy,
Barristers & Solicitors

*Member of the Audit Committee

Officers

Mark H. Bailey, M.Sc.
President and Chief Executive Officer

Tench C. Page, M.Sc.
Vice President, Exploration

Jon Morda, C.A.
Chief Financial Officer

Paul C. MacNeill, LLB
Corporate Secretary

Legal Counsel

Campney & Murphy
Suite 2100
1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3

Harris, Trimmer & Thompson
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Fancisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia

Bankers

Bank of Montreal

Corporate Office

P.O. Box 10105, Pacific Centre
Suite 1820
701 W. Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
604.687.6263 telephone
604.687.6267 facsimile

Exploration Office

Suite 102
3545 Airway Drive
Reno, Nevada
USA 89511
775.851.2202 telephone
775.851.2034 facsimile

Registered Office

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Ontario
Canada M5H 3Y4

Subsidiaries

Minefinders [USA] Inc.
Minera Minefinders, S.A. de C.V.
Compania Minera Dolores, S.A. de C.V.

Investor Relations

Ms. Alene [Laney] Stolle
Manager, Corporate Communications
1.866.687.6263 Toll Free
laney@minefinders.com
www.minefinders.com

Annual General Meeting

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Thursday, 13 June 2002. The meeting will be held at 2:00 pm in:
the Windsor Room
Crowne Plaza Hotel Georgia
Vancouver, British Columbia

Stock Information

Listed: The Toronto Stock Exchange,
Symbol: MFL
NASD OTC Bulletin Board
Symbol: MNEFF

Standard and Poor's
Corporation Registration
United States Securities
and Exchange Commission
12g3-2(b) Exemption #82-2227
20-F Registration File #0-29382

Common Shares
Outstanding: 20,223,250
Fully Diluted: 24,002,908

POISED FOR GROWTH

MINEFINDERS CORPORATION LTD.

P.O. BOX 10105, PACIFIC CENTRE
SUITE 1820, 701 W. GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V7Y 1C6

WWW.MINEFINDERS.COM

Management Discussion & Analysis

For the year ending December 31, 2001 compared to the year ended December 31, 2000 and the year ended December 31, 1999.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the consolidated financial statements of the Company and related notes which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between generally accepted accounting principles in Canada and the United States applicable to the Company are described in note 8 to the consolidated financial statements.

Results of Operations

The Company does not have revenue, except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States. During the period, the Company did not receive any royalty income from its 2% interest in the Dubisson property, as a result of the suspension of production in 2000 and 2001, due to poor market conditions.

For the year ended December 31, 2001, the Company incurred exploration expenditures of $1,545,564 on resource properties, compared to $2,020,137 in 2000, and $2,048,514 in 1999. Exploration expenditures in 2001 were directed to advance the Northern Sonora property (primarily the El Malacate project) and to the reanalysis of silver grades in drill samples for the Dolores deposit. Including the write-off of deferred exploration costs, in 2001, the Company recorded a net loss of $1,282,464, which was higher than the loss of $1,131,711 recorded in 2000 and the loss of $998,780 recorded in 1999. Under U.S. GAAP, the 2001 loss is $2,459,289, primarily because certain exploration expenses that were capitalized in accordance with Canadian GAAP, could not be capitalized in accordance with U.S. GAAP. In 2001, general exploration costs of $502,535 were written off, compared to $208,824 in 2000 and $216,125 in 1999.

In 2001, operating expenses of $799,001 were lower then those in 2000 ($983,242) due to a decrease in the cost of office services and expenses, shareholder reporting and corporate relations. Operating expenses in 2000 were higher than those in 1999 ($835,707) due to an increase in legal, shareholder reporting and office services and expenses. Interest income decreased to $16,855 in 2001 (2000 - $26,605) due to a lower treasury balance throughout most of 2001 from that of 2000. Interest income in 2000 was lower than in 1999 ($42,273) due to a lower treasury balance in 2000 from that of 1999.

Cash on hand at December 31, 2001 was $475,136, a decrease of $489,055 from December 31, 2000 cash of $964,191. December 31, 2000 cash on hand was $590,781 less than December 31, 1999 cash on hand of $1,554,972.

The Company's financial instruments are mainly in U.S. dollars and Mexican pesos. Due to fluctuating exchange rates to the Canadian dollar for both these currencies, a foreign exchange gain of $2,217 was recorded in 2001, a decrease of $45,965 from the foreign exchange gain of $48,182 recorded in 2000. A foreign exchange loss of $19,806 was recorded in 1999 resulting from adverse currency exchange rate fluctuations in that year.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary effect of the U.S. GAAP reconciliation is to increase the net loss and deficit for 2001, 2000 and 1999 by the amounts of the exploration expenses capitalized under Canadian GAAP in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred under U.S. GAAP (note 8 of the consolidated financial statements).

Capital Resources and Liquidity

As at December 31, 2001, the Company had working capital of $534,518, a decrease of $338,422 from December 31, 2000. This decrease reflects, primarily, the Company's exploration expenditures in 2001 to advance its Mexican properties. In January 2001, the Company completed a private placement consisting of 1,599,643 units, for total proceeds of $1,477,180. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase one common share for a period of two years at a price of $1.00 or $1.15. In the third quarter of 2001, the Company completed a private placement consisting of 1,402,080 units at a price of $1.15 per unit, for total proceeds of $1,612,392. Each unit consisted of one common share and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share for a period of two years at a price of $1.40. Subsequent to year end, on April 2, 2002, the Company completed a brokered private placement consisting of 4,400,000 common shares at a price of $2.30 per share, for total proceeds of $10,120,000. A broker commission of 6% was paid on the total proceeds and charged as a reduction of the total gross proceeds.

Outlook

The Company's goals for 2002 are to bring the Dolores deposit to a final feasibility, to complete the initial exploration drilling program on the El Malacate joint venture project by the second quarter of 2002 and to continue the exploration of its other projects. In 2002, the Company intends to continue to increase its gold and silver resources through its proven exploration expertise. Management will continue to evaluate all options to bring the Company's other prospects to successful discoveries, while limiting the Company's financial exposure.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States *Private Securities Litigation ReformAct of 1995.* Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially for those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, and its ability to obtain financing to continue and complete the development of those properties it has classified as assets.

Mark H. Bailey
President and Chief Executive Officer

MANAGEMENT DISCUSSION & ANALYSIS

For the three month period ended March 31, 2002

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (see Note 1: Basis of Presentation). This analysis may contain forward-looking statements about the Company's future prospects, but the Company provides no assurances that actual results will meet management's expectations. For a more detailed analysis of the risks and uncertainties of this Company and its business, see a discussion in its annual report for December 2001.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States.

For the period ended March 31, 2002 the Company incurred net exploration expenditures of $295,501 on resource properties, after recoveries from a joint venture partner of $372,314, compared to net expenditures of $352,753 in 2001. In January 2002, the Company announced a joint venture agreement with Placer Dome Exploration Inc., which provides for funding of exploration and development work on the Company's El Malacate Project in Mexico. Including the write-off of deferred exploration costs in 2002 of $51,071, the Company recorded a net loss of $331,099, which was $155,742 higher than the loss of 175,357 recorded in the same period in 2001.

Administrative costs of $268,920 in the first quarter of 2002 were higher than those in 2001 at $193,511, due primarily to increases in the costs of corporate relations and office services. The costs of corporate relations increased in response to improved investor interest following gains in both gold value and share price throughout the quarter. Interest income decreased to $1,084 in 2002 (2001 – $7,365) due primarily to lower interest rates in 2002 compared with 2001. With higher cash balances realized in the second quarter of 2002, interest income is expected to increase over comparable periods in 2001. The Company recorded a foreign exchange loss of $12,192 (2001 – gain of $16,654) from the effect of typical foreign exchange fluctuations in the relevant period on the Company's monetary holdings of Mexican pesos and U.S. dollars.

Cash on hand at March 31, 2002 was $991,642, an increase from the $475,136 on hand as at December 31, 2001, due to the exercise of share purchase warrants and options in the quarter. Payables were at $260,187, up from $115,107 at December 31, 2001 due mainly to the accrual of certain costs in respect of the private placement of shares, which closed in April 2002.

As at March 31, 2002, the Company had working capital of $975,828, an increase of $441,310 from $534,518 of working capital as at December 31, 2001. This increase reflects primarily the excess of funds received through the exercise of share purchase warrants and options in the quarter of $1,020,888 less expenditures on administration and deferred exploration. Warrants were exercised at an average price of $1.47 per share, while the options were exercised at an average price of $1.43. In April 2002 , the Company completed private placements at a gross price of $2.30 per share, for total proceeds of $9.5 million, net of issue costs. With much improved liquidity, the Company plans an aggressive work program on the Dolores property in Chihuahua, Mexico, to expand the resources and to complete a bankable feasibility study, which will likely result in a higher level of expenditures compared with the first quarter of 2002.

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in Canadian Dollars

	March 31, 2002	December 31, 2001
Assets	(Unaudited)	(Audited)
Current		
Cash	$ 991,642	$ 475,136
Receivables	155,133	133,651
Prepaid expenses	89,240	40,838
	1,236,015	649,625
Mineral properties and deferred exploration costs (Note 4)	30,355,154	30,110,724
Capital assets, net of accumulated amortization of $281,972 (2001- $277,640)	78,709	74,660
	$ 31,669,878	$ 30,835,009
Liabilities and Shareholders' Equity		
Liabilities		
Current:		
Accounts payable and accrued liabilities	$ 260,187	$ 115,107
Shareholders' Equity		
Capital stock (Note 5)	43,034,292	42,013,404
Deficit	(11,624,601)	(11,293,502)
	31,409,691	30,719,902
	$ 31,669,878	$ 30,835,009

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

____

Director

____

Director

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Administrative Costs		
Accounting and auditing	$ 21,775	$ 12,591
Amortization	784	313
Consulting fees	42,086	36,094
Corporate relations	56,347	16,165
Legal	58,176	63,590
Office services and expenses	42,843	22,649
Shareholder reports and filing fees	10,680	19,740
Transfer agent fees	8,629	5,419
Travel	27,600	16,950
	268,920	193,511
Write-off of mineral properties and deferred exploration costs	51,071	5,865
Loss from operations	(319,991)	(199,376)
Other Items:		
Foreign exchange gain (loss)	(12,192)	16,654
Interest income	1,084	7,365
Net Loss for the period	(331,099)	(175,357)
Deficit, *beginning of period*	(11,293,502)	(10,011,038)
Deficit, end of period	$ (11,624,601)	$ (10,186,395)
Loss per share – basic and diluted	$ .02	$ .01
Weighted Average Shares Outstanding	19,209,721	16,547,997

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Cash flows from operating activities		
Net loss for the period	$ (331,099)	$ (175,357)
Items not involving cash		
Amortization	784	313
Write off of mineral properties and deferred exploration costs	51,071	5,865
Net change in non-cash working capital balances		
Receivables	(21,482)	31,303
Prepaid expenses	(48,402)	(3,861)
Accounts payable and accrued liabilities	145,080	(135,534)
	(204,048)	(277,271)
Cash flows from investing activities		
Mineral properties and exploration costs	(291,399)	(346,887)
Purchase of capital assets	(8,935)	(1,206)
	(300,334)	(348,093)
Cash flows from financing activities		
Net proceeds on issuance of common shares	1,020,888	1,421,700
Stock subscriptions received	-	(1,119,520)
	1,020,888	302,180
Increase (Decrease) in cash for the period	516,506	(323,184)
Cash, beginning of period	475,136	964,191
Cash, end of period	$ 991,642	$ 641,007

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Mineral Properties	$ 66,478	$ 39,242
Exploration Costs		
Assaying	57,252	6,665
Amortization	4,102	5,735
Communication and delivery	14,294	7,533
Drilling and trenching	28,963	-
Engineering/pre-feasibility study	-	4,058
Geophysical surveying and mapping	13,808	4,412
Legal: mineral properties	8,567	7,717
Licences and recording fees	166,197	99,999
Road building	39,090	12,197
Supplies	18,383	6,025
Technical and professional services	225,971	145,048
Travel	24,710	14,122
	601,337	313,511
Mineral properties and deferred exploration costs costs during the period	667,815	352,753
Less: Due from joint venturer	(372,314)	-
	295,501	352,753
Balance, beginning of period	30,110,724	29,067,695
Less: Write-off of mineral properties and deferred exploration costs	(51,071)	(5,865)
Balance, end of period	$30,355,154	$ 29,414,583

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation

The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

These consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. Nature of Business

These accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

Subsequent to March 31, 2002, the Company received net proceeds of approximately $9.5 million from a private placement for additional exploration work.

3. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2002 and 2001.

Expressed in Canadian Dollars

3. Segmented Information (continuation)

The Company's mineral properties and deferred exploration costs are segmented geographically as follows:

	March 31, 2002	December 31, 2001
Mexico	$ 28,763,361	$ 28,542,568
United States	1,591,793	1,568,156
	$ 30,355,154	$ 30,110,724

Capital assets of the Company are segmented by geographical area as follows:

	March 31, 2002	December 31, 2001
Mexico	$ 31,950	$ 34,115
United States	27,858	28,739
Canada	18,901	11,806
	$ 78,709	$ 74,660

4. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	March 31, 2002	December 31, 2001
Mexico				
Dolores Property	$10,509,917	$ 12,894,647	$23,404,564	$23,220,731
Northern Sonora	270,790	2,725,858	2,996,648	2,972,384
La Reserva/El Correo	77,960	1,708,377	1,786,337	1,757,805
Other	76,967	498,845	575,812	591,648
	10,935,634	17,827,727	28,763,361	28,542,568
United States				
Oro Blanco	101,419	493,435	594,854	594,854
Nevada Properties	268,841	728,098	996,939	973,302
	370,260	1,221,533	1,591,793	1,568,156
	$11,305,894	$19,049,260	$30,355,154	$30,110,724

Expressed in Canadian Dollars

5. Capital Stock

Authorized:

Unlimited common shares, no par value

Issued:

Common shares

	Issued	Amount
Balance, December 31, 2001	20,233,250	$ 42,013,404
Issued:		
Exercise of warrants	523,055	770,888
Exercise of stock options	175,000	250,000
Balance, March 31, 2002	20,931,305	$ 43,034,292

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) A director and an officer charged the Company for administrative and geological services for $82,535 for the three months ended March 31, 2002 ($ 82,880 was paid for the same period in 2001).

b) Legal services are provided by a law firm in which one of the directors is a partner. The cost of these services was $34,060 for the three months ended March 31, 2002 ($ 23,900 was paid for the same period in 2001).

7. Stock Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3879, Stock based compensation and other stock-based payments. The Company's stock option plan does not qualify as direct awards of stock; as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees.

There were no stock options granted during the period ended March 31, 2002.

Expressed in Canadian Dollars

8. Subsequent Events

In April 2002, 265,000 stock options were exercised at a weighted average price of $ 1.58 for gross proceeds of $ 418,050.

On April 18, 2002, 730,000 stock options were granted with exercise price of $3.30 per share and expiry date of April 18, 2007.

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol MFL
Traded on NASD OTC BB symbol MNEFF

Suite 1810 • 710 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267
website:http://www.minefinders.com

NEWS RELEASE

May 31, 2002

Feasibility Drilling Commences at Dolores

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO reports that feasibility drilling has commenced at Minefinders' 100% owned Dolores property in Chihuahua, Mexico. One core rig and one reverse-circulation rig are currently on site and one additional core rig is in route to the property. Contracts for 15,000 meters of HQ core drilling with Major Drilling de Mexico, S.A. de C.V., and 5,000 meters of reverse-circulation drilling with Dateline Internacional, S.A. de C.V., have been signed.

Calculated resources within the Dolores deposit total 115.6 million tonnes containing 2.77 million ounces of gold and 161.0 million ounces of silver. Initial drilling will test for extension of high-grade shoots beneath the area of the main planned pit and will include necessary infill drill holes to bring the resource to final feasibility. Additional drilling will also be completed to identify and expand additional resources throughout the Dolores district.

El Malacate Update

Separately, geochemical results have been received from the first nine drill holes on the Company's 100% owned El Malacate Project located in Sonora, Mexico. This exploration program was funded by Placer Dome Exploration Inc. under the terms of a letter agreement between the two companies.

El Malacate was discovered by Minefinders during a grassroots stream sediment and regional rock chip sampling campaign in 1999. Seven separate areas of alteration and gold mineralization have been mapped, sampled, and more fully delineated since the initial discovery (visit the Company's website; www.minefinders.com for complete information on these prospects). Initial drilling was widely spaced and directed to test for the presence of a sufficiently large disseminated gold deposit to meet Placer Dome's corporate objectives. A total of nine drill holes were completed within portions of the Bordo Blanco and Ahumada mineralized zones and left a variety of additional targets untested. Gold mineralized intercepts from this initial drill program are shown on the accompanying table:

Location:	Drill hole #:	Angle:	Footage *:	Intercepts ppb Au:
Bordo Blanco West	BB 02-1	- 45	0 - 20 ft. 180 - 205 ft.	274 - 539 53 - 229
	BB-02-2	- 70	0 - 10 ft.	270 - 875
Bordo Blanco East	BB-02-3	- 46	25 - 85 ft. 170 - 270 ft.	25 - 244 20 - 1155
Ahumada North	EM-02-4	- 45	50 - 135 ft.	20 - 444
	EM-02-5	- 45	10 - 55 ft.	15 - 175
	EM-02-6	- 45	455 - 515 ft.	15 - 710
	EM-02-8	- 67	60 - 130 ft. 145 - 155 ft. 360 - 405 ft. 430 - 545 ft.	15 - 665 30 - 1685 15 - 520 20 - 760
	EM-02-9	-60	85 - 95 ft.	26 - 92
Ahumada South	EM-02-7	-47	145 - 170 ft. 360 - 385 ft.	25 - 145 10 - 195

* samples were taken in 5 foot intervals

In addition, most holes contained wide intervals of anomalous arsenic, antimony, and barium. Scattered mercury, molybdenum, lead, zinc, and tungsten anomalies were also encountered.

The results from the first phase drill program will be used to direct future drilling during Minefinders' continued exploration of the area. Placer Dome has elected to discontinue their funding of the program because initial results did not meet their corporate objectives.

The area covered by the option agreement is a 35 square kilometers block contained within Minefinders' 400 square kilometer Northern Sonora property area. All interests in the area under option will be returned to Minefinders and the business agreement absolved after a 30 day period.

Minefinders will continue drill testing of the El Malacate properties with emphasis upon understanding the wide-scale geochemical zonation evidenced by drill and surface data in conjunction with following up on the gold intercepts encountered to date. Smaller tonnage higher grade targets in addition to targets peripheral to mineralized zones encountered in the recent program will be tested. Testing of the El Manzanal and Cerro Palomino gold mineralized systems to the north and east of the current area of testing will also occur as access is gained.

Geochemical results from drilling to date were received from ALS-Chemex of Vancouver, BC and checks of certain intervals have been completed by Inspectorate Labs of Reno, Nevada. Analysis of selected splits from drill holes EM-02-5, 6, 7, 8, and 9, have not yet been received. Continued drilling by Dateline Internacional, S.A. de C.V., under contract to Minera Minefinders, S.A. de C.V., the wholly owned Mexican subsidiary of Minefinders Corporation is anticipated later in the season.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date June 3/02

By: ______________________
(Print) Name: Paul C. MacNeill
Title: Director

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